UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant's name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Annexed as Exhibit 99.1 hereto and incorporated herein by reference is a copy of the Registrant's press release dated December 5, 2011 entitled “Lumenis names Ophir Yakovian as New Chief Financial Officer”.

The Registrant confirms that all proposals set forth in the Registrant’s Notice of 2011 Annual General Meeting and Proxy Statement, dated November 4, 2011, furnished to the SEC as Exhibit 99.1 to the Registrant's Report in Form 6-K dated November 4, 2011, were approved at the 2011 Annual General Meeting of Shareholders of the Registrant held on December 13, 2011.

Exhibits

Exhibit 99.1	Registrant's press release dated December 5, 2011 entitled “Lumenis names Ophir Yakovian as New Chief Financial Officer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lumenis Ltd.

Date: December 30, 2011	By:	/s/ William Weisel
Name: William Weisel
Title: Vice President, General Counsel & Corporate Secretary